# UBS Securities LLC
## Statement of Changes in Members' Equity

### Year ended December 31, 2018
### *(In Thousands)*

| | Class A & B Members' Interests | Additional Paid in Capital | Preferred Member's Interest | Accumulated Deficit | Total |
|---|---|---|---|---|---|
| Balance, January 1, 2018 | $ 100 | $ 22,219,967 | $ 1,283,000 | $(20,060,114) | $ 3,442,953 |
| Opening balance adjustment | – | – | – | 6,864 | 6,864 |
| Balance, January 1, 2018 - Adjusted | $ 100 | $ 22,219,967 | $ 1,283,000 | $ (20,053,250) | $ 3,449,817 |
| Dividends declared on Preferred Member's Interest | – | – | – | (25,998) | (25,998) |
| Dividends declared on Class B shares | – | – | – | (305,700) | (305,700) |
| Net income | – | – | – | 719,266 | 719,266 |
| Balance, December 31, 2018 | $ 100 | $ 22,219,967 | $ 1,283,000 | $(19,665,682) | $ 3,837,385 |

*See accompanying notes.*

5